UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. REPORTS FINANCIAL RESULTS FOR
THE FOURTH QUARTER AND FULL YEAR 2006

2006 Revenues of NIS 6.5B with 5.3% Increase in Same Store Sales Despite War and
Competition, NIS 305M Operating Income and 4.7% Operating Margin –

ROSH HA’AYIN, Israel – March 12, 2007 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the fourth quarter and full year ended December 31, 2006. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

—	Net income for 2006: NIS 213.9 million or NIS 5.46 per ADS (NIS 4.92 per fully diluted ADS), up 138% compared with NIS 90.0 million for 2005. The results of Kfar Hashaashuim, which Blue Square acquired in May 2005, were consolidated in all four quarters of 2006, but only as of the second half of 2005.

—	Net income for the fourth quarter: NIS 56.8 million, or NIS 1.43 per ADS (NIS 1.26 per fully diluted ADS), an increase of 112% compared to NIS 26.8 million, or NIS 0.69 per ADS, in the fourth quarter of 2005.

Results for 2006

Revenues: The Company’s revenues in 2006 increased by 12.4% to NIS 6,515.0 million (U.S. $1,542.0 million)(a) compared to NIS 5,797.0 million for 2005. Excluding the sales of Kfar Hashaashuim(b), revenues for the period grew by 10.2%. The growth in sales reflects:

■	Success of the Company’s brand management strategies, including the restructuring of operations into three brands, the identification of the “return to the neighborhood” trend and the strengthening of discount brands. As a result, Same Store Sales increased by 5.3% as compared with 2005 despite continued strong competition and the affect of the 2nd Lebanon War on the Company’s northern branches.

■	Ongoing expansion, including the opening of 7 stores during the year, increasing the Company’s sales area by approximately 11,304 square meters, and renovations carried out throughout the chain.

■	Successful marketing, including pricing policies and attractive special offers.

■	The strengthening of Israel’s economy and the reduction in unemployment.

Gross Profit: Gross profit for 2006 increased by 13.6% to NIS 1,702.1 million (U.S. $402.9 million) compared to NIS 1,498.8 million in 2005 due to higher revenues, pricing policies and improved supplier contract conditions. As a result, gross margin for the period increased to 26.1% from 25.9% in 2005.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for 2006 increased by 10.0% to NIS 1,396.9 million (U.S. $330.6 million) compared to NIS 1,269.8 million in 2005, reflecting expenses related to the opening of new stores during the year, the launch of the Company’s “You” customer loyalty club and an increase in employee wages. However, this was moderated by a decrease in a variety of other expenses, enabling the Company to decrease its operating expenses as a percentage of revenues to 21.4% of sales from 21.9% in 2005.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for 2006 was NIS 436 million (U.S. $103.2 million), an increase of 21.1% compared with NIS 360 million for 2005. EBITDA margin for the period was 6.7% compared with 6.2% for 2005.

Operating Income: Operating income for 2006 increased by 33.3% to NIS 305.2 million (U.S. $72.2 million) compared to NIS 229.0 million for 2005. This reflects the significantly increased gross profit for the period, together with the moderate increase in Selling, General & Administrative expenses. Operating margin for the period increased to 4.7% from 4.0% in 2005.

Financial Expenses: Financial expenses for 2006 declined by 28.8% to NIS 42.4 million (U.S. $10.0 million) compared to NIS 59.5 million for 2005. This reflects the effect of the year’s negative inflation of 0.29% on the “Known” CPI index, a phenomenon which decreased the financial expenses associated with its index-linked loans and debentures, compared with a 2.69% increase in the “Known” CPI index in 2005. In addition, as a result of its public offering of the BSRE real estate subsidiary, the Company was able to reduce its average level of debt.

Other Income, Net: The Company recorded other income (net) of NIS 78.0 million (U.S. $18.5 million) during 2006, which derives primarily from:

—	A capital gain of approximately NIS 48 million recorded in the third quarter as a result of the IPO of the Company’s real estate subsidiary BSRE.

—	A capital gain of approximately NIS 6 million recorded in the fourth quarter, reflecting the sale to the public of 0.7% of the shares of the Company’s BSIP subsidiary, a transaction undertaken to assure that the Company’s shares would continue to be included in the Tel Aviv 100 (TA100) Index.

—	Non-cash income of approximately NIS 21 million recorded following the Company’s review of the carrying value of its assets in compliance with Israel Accounting Standard No.15 – Impairment of Assets. The income recorded reflects the increase in the value of the Company’s properties and stores in light of the year’s strengthening of the local real estate market, together with the Company’s rising sales and profitability.

Other expenses for 2005 totaled NIS 0.7 million.

Taxes On Income: Taxes on income for 2006 were NIS 96.7 million (U.S. $22.9 million) compared to NIS 58.5 million in 2005, representing a tax rate of 28.4% compared to 35.7% in 2005. The reduction is due to a capital gain arising from BSRE’S IPO, which was not taken into account in computing tax expenses as it is the Company’s policy to hold this investment and not to realize it. In addition, the Company’s nominal tax rate has been reduced in accordance with amendments to the Income Tax Ordinance enacted in July 2004 and August 2005. These ordinances provide for a gradual reduction in the rate of corporate tax. As a result, the Company’s corporate tax will be reduced during the next four years as follows: 2007 – 29%; 2008 – 27%; 2009 – 26%; 2010 and thereafter – 25%.

Net Income: The Company’s net income for 2006 increased by 137.7% to NIS 213.9 million (U.S. $50.6 million), or NIS 5.46 per ADS (U.S. $1.29) (NIS 4.92 per fully diluted ADS), compared with NIS 90.0 million, or NIS 2.32 per ADS (NIS 2.26 per fully diluted ADS), for 2005. Excluding the capital gain arising from the IPO of the Company’s subsidiary BSRE, net income for 2006 would have been NIS 165.3 million (U.S. $39.3 million), an increase of 83.7% compared to 2005.

Other Operating Data:

■	The Company’s Same Store Sales(c) for 2006 increased by 5.3%.

■	Sales per square meter for 2006 increased by 6.0% compared to 2005, reaching NIS 19.7 thousand (US $4.7 thousand) per square meter.

■	Sales per employee for the year increased by 4.4% compared to 2005, reaching NIS 938 thousand (U.S. $222 thousand) per employee.

■	During 2006, the Company opened 7 stores, adding a total of 11,304 square meters to the chain.

Results for the Fourth Quarter

Revenues: The Company’s revenues for the fourth quarter of 2006 increased by 7.8% to NIS 1,590.4 million (U.S. $376.4 million)(a) compared to NIS 1,475.5 million in the fourth quarter of 2005. The revenues reflect the quarter’s 4.5% increase in Same Store Sales (“SSS”), together with the factors discussed in “Results for 2006” above: the success of the Company’s brand management strategies in a challenging marketplace, the ongoing expansion in the number of the Company’s stores, successful marketing initiatives and the overall strengthening of the Israeli economy.

Gross Profit: Gross profit for the fourth quarter of 2006 increased by 11.4% to NIS 428.2 million (U.S. $101.3 million) compared to NIS 384.2 million in the fourth quarter of 2005, reflecting the increased revenues, and improved purchasing conditions from venders. As a result, gross margin for the period was exceptionally high, reaching 26.9% compared to 26.0% in the fourth quarter of 2005.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the fourth quarter of 2006 increased by 9.6% to NIS 357.0 million (U.S. $84.5 million) compared to NIS 325.8 million in the fourth quarter of 2005, reflecting the factors described above in “Results of 2006". The increase derives from increased advertising expenses, expenses related to the launch of the “You” customer loyalty club, and rising wages associated with Israel’s gradual increase in the Minimum Wage throughout the year (completed in the fourth quarter).

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the fourth quarter of 2006 was NIS 104 million (U.S. $24.6 million), an increase of 15% compared with NIS 91 million in the fourth quarter of 2005. EBITDA margin for the quarter was 6.6% compared with 6.1% in the fourth quarter of 2005.

Operating Income: Operating income for the fourth quarter of 2006 increased by 21.9% to NIS 71.2 million (U.S. $16.9 million) compared to NIS 58.4 million in the fourth quarter of 2005. Operating margin for the period increased to 4.5% from 4.0% in the fourth quarter of 2005.

Financial Income (Expenses), Net: In the fourth quarter of 2006, the Company recorded financial income (net) of NIS 2.4 million (U.S. $0.6 million), while in the fourth quarter of 2005 it recorded financial expenses of NIS 15.5 million. This was due to two factors:

—	Decline in (“Known” CPI index): During the fourth quarter, the CPI to which the Company’s loans and debentures are linked declined by 1.72% compared to 2005, in which the CPI increased by 0.78%.

—	Reduction of debt: the cash received from the IPO of the Company’s real estate subsidiary reduced the Company’s total debt, resulting in a decrease in its level of financing expenses.

Other Income: The Company recorded Other Income totaling NIS 30.1 million (U.S. $7.1 million) during the fourth quarter of 2006. This derives from the factors described above, excluding the NIS 48 million capital gain recorded in the third quarter.

Taxes On Income: Taxes on income for the fourth quarter of 2006 were NIS 35.9 million (U.S. $8.5 million) compared to NIS 13.8 million in the fourth quarter of 2005, representing a tax rate of 34.6% compared to 31.9% for the fourth quarter of 2005. The increase derives from tax provisions in connection with tax assessments.

Net Income: The Company’s net income for the fourth quarter of 2006 increased by 112% to NIS 56.8 million (U.S. $13.4 million), or NIS 1.43 per ADS (U.S. $0.34) (NIS 1.26 per fully diluted ADS), compared to NIS 26.8 million, or NIS 0.69 per ADS (NIS 0.67 per fully diluted ADS), for the fourth quarter of 2005.

Other Operating Data:

—	The Company’s Same Store Sales(c) for the fourth quarter of 2006 increased by 4.5%.

—	Sales per square meter for the quarter increased by 4.2% compared to the fourth quarter of 2005, reaching NIS 4,773 (US $1,130) per square meter.

—	Sales per employee for the quarter increased by 2% compared to the fourth quarter of 2005, reaching NIS 227 thousand (U.S. $53.7 thousand) per employee.

—	During the fourth quarter of 2006, the Company opened one store.

Dividends:

—	During 2006, the Company distributed dividends totaling NIS 110 million.

—	Subsequent to the balance sheet date, on March 12, 2007, the Company declared a dividend in the amount of NIS 60 million (U.S. $14.2 million), or NIS 1.47 per share (approximately U.S. $0.35 per ADS).

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “The fourth quarter was a strong end to the best year in Blue Square’s history. Despite intense competition and two months of war in the North, we have delivered our highest-ever yearly revenues with industry-leading margins according to world standards. We are especially proud to have achieved a significant increase in Same Store Sales, a strong reversal of the trend of the past eight years.

“These results validate the strategies that have guided our actions over the past three years, some of which have been in sharp contrast to our competitors. We believe our brand management program has been one of the key factors that improved our performance on the store level. At the same time, we have insisted on economic pricing policies, using insightful marketing as the key to winning to market share. Our identification of ‘back-to-the-neighborhood’ demand has fostered imitation among all our competitors, and during the year, we became the first major chain to seriously embrace the ‘organic’ phenomenon. We have continued expanding at an aggressive rate, and rolled out new initiatives such as our ‘You’ credit card/loyalty plan and our first Company-owned gas station. Finally, to take better advantage of our real estate assets and expertise, we spun out BSRE, a new real estate subsidiary, and carried out a successful IPO.”

Mr. Unger continued, “In 2007, we will be moving ahead in all these areas. As the next step in our expansion and brand management plan, we plan to open 8-10 new stores during the year while renovating many others, all to assure that all three of our brands are easily available to each and every Israeli shopper nationwide. We will investigate the best way to address demand at both extremes of the market – both price-conscious hard-discount shoppers and ‘elite’ consumers looking for gourmet and organic product lines. To take full advantage of our unique areas of expertise – particularly in the areas of the sourcing of kosher food and the tastes of the Israeli – we continue to investigate local and overseas opportunities. We will begin building out our BSRE subsidiary and leveraging our ‘You’ customer loyalty plan to begin rolling out a diversified range of financial and tourism products. We believe these activities will enable us to build from strength to strength, benefiting fully from the continued economic expansion of our target markets.”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2006: U.S. $1.00 equals NIS 4.225. The translation was made solely for the convenience of the reader.

NOTE B: Kfar Hashaashuim

Further to the Company’s acquisition of Hamachsan Hamerkazi Kfar Hashaashuim Ltd. (“Kfar Hashaahuim”) in May, 2005, Kfar Hashaashuim’s balance sheet and operating results of the fourth quarter and full year 2006 have been consolidated into the Company’s consolidated financial statements. Comparative data for 2005 includes Kfar Hashaashuim’s financial results from the July-December 2005 period only.

NOTE C: Change in Calculation of Same Store Sales

For a more meaningful comparison, the Company has changed the policy by which it calculates Same Store Sales.

As of the fourth quarter of 2005, the Company’s Same Store Sales calculation is based only on stores 1) that have operated continuously throughout the current and prior reporting period, and 2) that have not been resized significantly during the period.

Previously, the Company’s Same Store Sales referred to the sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores were not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for at least two weeks during the reported period or the preceding period for any reason including renovation or relocation.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 177 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

			Convenience translation(a)
	December 31,		December 31,
	2005	2006	2006
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	66,773	186,454	44,296
Marketable securities	-	65,287	15,453
Deposit in bank	-	526,459	124,606
Trade receivables	558,758	672,605	159,196
Other accounts receivable	129,670	119,028	28,172
Inventories	356,881	392,583	92,919

Total current assets	1,112,082	1,962,416	464,477

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	500,190	-	-
Investments in associated companies	3,325	4,762	1,127
Other long term receivables	2,962	2,618	591

	506,477	7,379	1,747

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	1,971,577	2,000,640	473,524

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:
Goodwill	82,511	83,278	19,711
Deferred charges	10,388	18,019	4,265

	92,899	101,297	23,976

	3,683,035	4,071,732	963,724

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

			Convenience translation(a)
	December 31,		December 31,
	2005	2006	2006
	Audited	Unaudited	Unaudited
	NIS		U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	291,058	211,152	49,977
Current maturities of debentures	68,258	53,706	12,711
Trade payables	879,136	945,007	223,669
Other accounts payable and accrued expenses	323,674	409,153	97,189

Total current liabilities	1,562,126	1,619,018	383,547

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	781,304	112,574	26,645
Debentures, net of current maturities	136,517	827,558	195,872
Convertible debentures, net of current maturities	184,989	214,794	50,839
Deferred income taxes	13,392	30,198	7,094
Liability for employee rights, net of amount funded	28,166	35,527	8,409

Total long-term liabilities	1,144,368	1,220,651	288,859

CONTINGENT LIABILITIES AND COMMITMENTS

Total liabilities	2,706,494	2,839,669	672,407

MINORITY INTEREST	111,233	239,142	56,602

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December 31, 2006 and 2005; Issued and outstanding 39,692,983 and 38,950,091 shares at December 31, 2006 and 2005, respectively	52,671	53,414	12,642
Additional paid-in capital	714,796	737,756	174,617
Retained earnings:
Dividend declared subsequent to balance sheet date	50,000	60,000	14,201
Unappropriated	47,841	141,752	33,551

Total shareholders equity	865,308	992,922	235,011

	3,683,035	4,071,732	963,725

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended December 31,		Three months ended December 31,		Convenience translation(a) for the three months ended December 31, 2006
	2005	2006	2005	2006
	Audited	Unaudited	Unaudited	Unaudited	Unaudited
	NIS				U.S. Dollars
	In thousands (except share and per share data)

Sales	5,797,018	6,515,035	1,475,522	1,590,405	376,427
Cost of sales	4,298,211	4,812,952	1,091,281	1,162,182	275,073

Gross profit	1,498,807	1,702,083	384,241	428,223	101,354
Selling, general and administrative expenses	1,269,760	1,396,877	325,837	357,040	84,507

Operating income	229,047	305,206	58,404	71,183	16,847
Financial income (expenses), net	(59,529)	(42,368)	(15,463)	2,352	556

	169,518	262,838	42,941	73,535	17,403
Amortization of goodwill	(6,508)	-	(1,821)	-	-
Other income, net	690	78,022	2,168	30,105	7,125

Income before taxes on income	163,700	340,860	43,288	103,640	24,528
Taxes on income	58,490	96,660	13,820	35,861	8,488

Income after taxes on income	105,210	244,200	29,468	67,779	16,040
Share in profit of associated companies, net	498	1,284	61	572	135
Minority interest in profits of
subsidiaries, net	15,717	31,573	2,713	11,513	2,725

Net income	89,991	213,911	26,816	56,838	13,450

Net income per ordinary share or ADS:
Basic	2.32	5.46	0.69	1.43	0.34

Fully diluted	*2.26	4.92	0.67	1.26	0.30

Weighted average number of shares or ADS used for computation of income per share or ADS:
Basic	*38,832,663	39,207,214	38,950,091	39,690,815	39,690,815

Fully diluted	*44,443,433	44,939,831	44,443,433	44,939,831	44,939,831

* after retrospective application of accounting change

BLUE SQUARE – ISRAEL LTD.

SELECTED OPERATING DATA

FOR THE FULL YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2006

UNAUDITED

	Twelve months ended December 31		Three months ended December 31		Convenience translation(a) for the three months ended December 31 2006
	2005	2006	2005	2006
	NIS	NIS	NIS	NIS	U.S.$

Sales (in millions)	5,797	6,515	1,476	1,590	376

Operating income (in millions)	229	305	58	71	17

EBITDA (in millions) (excluding one-time expenses)	360	436	91	104	25

EBITDA margin
(excluding one-time expenses)	6.2%	6.7%	6.1%	6.6%	NA

Increase (decrease) in same store sales(c)	1.7%	5.3%	(1.3)%	4.5%	NA

Number of stores at end of period	168	175	168	175	NA
Stores opened during the period	7	7	0	1	NA
Stores closed during the period	3	0	0	0	NA

Total square meters at end of period	312,000	323,304	312,000	323,304	NA
Square meters added
during the period, net	12,000	11,304	0	1,139	NA

Sales per square meter	18,621	19,739	4,578	4,773	1,130

Sales per employee (in thousands)	899	938	223	227	54